Exhibit 99.1

Pan American Silver announces net earnings of $34.2 million ($0.22 per share) in the second quarter

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS"). Results are unaudited.

This news release refers to measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including cash costs per payable ounce of silver, all-in sustaining costs per silver ounce sold, and adjusted earnings (losses). Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015, and related notes contained therein, and the related management's discussion and analysis, which have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.panamericansilver.com.

VANCOUVER, Aug. 11, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today reported unaudited results for the second quarter ended June 30, 2016 ("Q2 2016"). Net earnings were $34.2 million ($0.22 per share) compared with a net loss of $7.3 million ($0.05 loss per share) recorded in the second quarter of 2015 ("Q2 2015"). The $41.5 million increase in net earnings was largely driven by lower production costs, as reflected by a 41% drop in quarter over quarter cash costs to $5.57 per payable ounce of silver in Q2 2016. The increase in net earnings also reflects the sale of certain non-core mineral property assets in Peru.

"We generated $66 million of operating cash flow in the second quarter, the highest level since the fourth quarter of 2012. Even more impressive is the fact that the increase was largely driven by reduced costs across all of our operations," said Michael Steinmann, President and Chief Executive Officer of the Company. "The cash generated fully funded all of our capital requirements, including our expansion projects, and increased our cash and short-term investment position to over $204 million."

Mr. Steinmann added: "The outlook for the remainder of the year is very encouraging. We've lowered our guidance for cash costs and all-in sustaining costs per ounce by 30% and 16%, respectively, for 2016. We're on pace to meet our production targets, and we're pleased too that silver prices have improved substantially in recent months."

Highlights for Q2 2016:

•	Silver production was 6.33 million ounces, down slightly from 6.65 million ounces produced in Q2 2015. The decrease reflects anticipated production declines from sequencing at the Dolores, Alamo Dorado, and Manantial Espejo mines, partially offset by increased production at all other operations. Silver production for the first half of 2016 totaled 12.75 million ounces, and is on pace to achieve our annual forecast of 24.0 to 25.0 million ounces.
•	Gold production increased 9% in both the three and six-month periods ending June 30, 2016 to 48.4 thousand ounces and 89.6 thousand ounces, respectively, over the comparable periods of 2015. The increase in gold production was anticipated, as mine sequencing at Dolores resulted in higher grades.
•	Consolidated cash costs declined to $5.57 per payable ounce of silver compared with $9.44 in Q2 2015. The 41% decrease in cash costs was achieved through lower operating costs at all mines and increased production of by-product metals. With cash costs in the first half of 2016 of $6.81 per ounce, Pan American is reducing its guidance for annual 2016 cash costs to a range of $6.50 to $7.50 per ounce.
•	Consolidated All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") were down 22% to $11.31, net of by-product credits, compared with Q2 2015. The decline resulted mainly from lower production costs, increased by-product credits and positive net realizable value adjustments at the Manantial Espejo and Dolores mines. With AISCSOS in the first half of 2016 of $12.21, Pan American is reducing its guidance for annual 2016 AISCSOS to range between $11.60 and $12.60 per ounce.
•	Operating cash flow before changes in non-cash operating working capital was $53.5 million, a $35.6 million increase from Q2 2015, largely due to increased revenues and decreases in production costs and income taxes paid.
•	Net earnings increased to $34.2 million ($0.22 per share) compared with a net loss of $7.3 million ($0.05 net loss per share) in Q2 2015. The increase in net earnings was primarily attributable to decreased cost of sales, increased revenues, and gains on the sale of interests in exploration properties related to the transaction with Votorantim Metais – Cajamarquilla S.A. ("Votorantim"), partially offset by higher income taxes.
•	Adjusted earnings were $19.9 million ($0.13 per share) compared with a loss of $11.2 million ($0.07 per share loss) in Q2 2015. The most significant adjustment to earnings in Q2 2016 was removal of the gain related to the transaction with Votorantim.
•	Liquidity position strengthened over Q2 2016 with a $26.6 million increase in cash and cash equivalents and short-term investment balances, and a $15.6 million increase in working capital. At June 30, 2016, cash and cash equivalents and short-term investment balances were $204.2 million, the working capital position was $399.3 million and total debt outstanding was $58.8 million.
•	Capital investment totaled $52.8 million compared with $29.6 million in Q2 2015, largely reflecting the increase in project capital at the Dolores and La Colorada mines.
•	The exploration budget for 2016 is increasing by 38% to $14.5 million, with the Company targeting diamond drilling at its operating mines and greenfield exploration activities at selected projects.
•	A quarterly cash dividend of $0.0125 per common share, which will equate to approximately $1.9 million in aggregate cash dividends, has been approved by the Board of Directors. The dividend will be payable on or about Tuesday, September 6, 2016, to holders of record of Pan American's common shares as of the close on Tuesday, August 23, 2016. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Consolidated Financial Results

	Three months ended June 30,		Six months ended June 30,
(Unaudited in thousands of U.S. Dollars, except as noted)	2016	2015	2016	2015
Revenue	192,258	174,189	350,533	352,314
Mine operating earnings (loss)	44,730	(952)	61,428	1,678
Net earnings (loss) for the period	34,226	(7,299)	36,101	(27,084)
Adjusted earnings (loss) for the period(1)	19,931	(11,239)	23,386	(31,145)
Net cash generated from operating activities	66,019	20,577	66,790	32,425
Operating cash flow before changes in non-cash operating working capital	53,542	17,981	81,913	25,308
All-in sustaining cost per silver ounce sold(1)	11.31	14.46	12.21	14.35
Net earnings (loss) per share attributable to common shareholders (basic)	0.22	(0.05)	0.23	(0.18)
Adjusted earnings (loss) per share attributable to common shareholders (basic)(1)	0.13	(0.07)	0.15	(0.21)
Operating cash flow before changes in non-cash operating working capital per share	0.35	0.12	0.54	0.17

(1)	Adjusted earnings (loss) and all-in sustaining costs per silver ounce sold are non-GAAP measures. Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

Consolidated Operational Results

	Three months ended June 30, 2016			Three months ended June 30, 2015
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.37	0.67	7.66	1.32	0.67	7.85
Dolores	0.97	25.36	(0.64)	1.12	20.17	8.34
Alamo Dorado	0.53	2.34	13.54	0.77	2.81	15.25
Huaron	0.95	0.23	5.70	0.94	0.30	8.96
Morococha	0.58	0.59	1.35	0.56	0.99	9.78
San Vicente	1.15	n/a	12.27	1.04	n/a	11.44
Manantial Espejo	0.79	19.20	(2.40)	0.90	19.45	6.18
TOTAL	6.33	48.39	5.57	6.65	44.39	9.44

Average by-product metal prices for Q2 2016 were Au $1,260/oz, Zn $1,918/tonne, Pb $1,719/tonne, and Cu $4,729/tonne. Totals may not add up due to rounding.

	Six months ended June 30, 2016			Six months ended June 30, 2015
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	2.75	1.35	7.00	2.58	1.28	7.80
Dolores	2.04	46.80	2.91	2.10	38.35	8.55
Alamo Dorado	1.09	5.62	12.68	1.46	5.87	15.59
Huaron	1.91	0.41	6.83	1.84	0.62	10.39
Morococha	1.28	1.30	3.51	1.08	1.62	13.27
San Vicente	2.23	n/a	12.06	2.01	n/a	11.99
Manantial Espejo	1.46	34.09	2.47	1.65	34.14	9.63
TOTAL	12.75	89.57	6.81	12.72	81.88	10.53

Average by-product metal prices for the six months ended June 30, 2016 were Au $1,221/oz, Zn $1,799/tonne, Pb $1,731/tonne, and Cu $4,701/tonne. Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

Project Development Update

Pan American's organic growth plans continued to progress over the second quarter through the expansions at the La Colorada and Dolores mines. The new sulphide plant at the La Colorada mine has begun processing ore, and the mine shaft was completed and outfitted down to the loading pocket level at a depth of 588 metres at the end of June 2016. The focus is now on completing the shaft loading equipment installations, the remaining step before commissioning of shaft hoisting, which is expected to occur by the end of August 2016.

During Q2 2016, progress at the Dolores expansion was marked by 90% completion of the detailed engineering and the start of major earthworks on the new agglomeration plant. The construction of the new 98-kilometre power line and 684 metres of additional underground development was also completed. Commissioning of the power line is pending completion of the tie-in and inspections with the national power company, which is expected to occur in the third quarter of 2016.

Both expansion projects remain on budget and on schedule, and are expected to further improve operating margins when completed at the end of 2017.

Strategic Initiatives

Pan American progressed its strategic initiative to realize value for certain assets embedded in the Company. On July 11, 2016, the Company completed the sale of 13 royalties, precious metals streams and payment agreements to Maverix Metals Inc. ("Maverix"). Pan American holds a 54% (63% fully diluted) majority ownership position in Maverix, retaining upside exposure to these assets and to Maverix's ability to grow and diversify the portfolio.

In addition, the Company completed the sale of 75% of the shares in Compañia Minera Shalipayco S.A.C. to Votorantim for $15 million in cash and a 1% net smelter return royalty.  Votorantim will also provide Pan American with a free carry of its remaining 25% ownership interest to commercial production in this large zinc development project located in Peru.

2016 Full Year Forecast

Pan American is on track to achieve its production forecasts for 2016, and is reaffirming its targets for silver of between 24.0 million and 25.0 million ounces, and for gold of between 175,000 and 185,000 ounces. Estimates for zinc, lead, and copper production also remain at 46,000 tonnes to 48,000 tonnes, 15,000 tonnes to 15,500 tonnes, and 13,000 tonnes to 13,500 tonnes, respectively.

Pan American is reducing its annual 2016 cash costs guidance by 30% to range between $6.50 and $7.50 per ounce. The revision reflects cash costs in the first half of 2016 of $6.81 per ounce and expected results for the remainder of 2016.

Pan American is also reducing its forecast for annual 2016 AISCSOS by 16% to $11.60 to $12.60 per ounce. The revision reflects AISCSOS of $12.21 in the first half of 2016 and expected results for the remainder of the year.

The revised cash costs and AISCSOS forecasts assume by-product credit prices of $2,000/tonne ($0.91/lb) for zinc, $1,750/tonne ($0.79/lb) for lead, $4,700/tonne ($2.13/lb) for copper, and $1,300/oz. for gold.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., VP Technical Services, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 24, 2016, filed at www.sedar.com.

Conference Call on Friday, August 12
Pan American will host a conference call to discuss the second quarter 2016 results on Friday, August 12, 2016, at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial 604-638-5340.

A live audio webcast and PowerPoint presentation will be available on the Company's website at www.panamericansilver.com. A replay of the webcast will also be available on the website until September 12, 2016.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit: www.panamericansilver.com

Alternative Performance (Non-GAAP) Measures

In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•	Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•	Adjusted earnings (loss), and adjusted earnings (loss) per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that may be volatile from period to period relating to positions that will settle in future periods, and items that are non-recurring.
•	All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company's management's discussion and analysis for the three and six months ended June 30, 2016 (the "Q2 2016 MD&A") for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2016, and our estimated cash costs and AISCSOS in 2016; the ability of the Company to successfully complete any capital investment programs and projects, and the impacts of any such programs and projects on the Company, including with respect to margins and production; the realization of benefits from any transactions and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and recourse estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Siren Fisekci, VP, Investor Relations & Corporate Communications, Ph: 604-806-3191; Kettina Cordero, Manager, Investor Relations, Ph: 604-684-1175, ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:02e 11-AUG-16